UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

 X . Form 10-K      .  Form 20-F      . Form 11-K      . Form 10-Q      . Form 10-D      . Form N-SAR      . Form N-CSR

For Period Ended: September 30, 2009

     . Transition Report on Form 10-K

     . Transition Report on Form 20-F

     . Transition Report on Form 11-K

     . Transition Report on Form 10-Q

     . Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

ENSIGN SERVICES, INC.

Full name of Registrant

N/A

Former Name if Applicable

95A Cach Mang Thang Tam

Quyet Thang Ward

Bien Hoa City

Dong Nai Province, Vietnam

Address of Principal Executive Office

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| (a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable

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effort or expense;

| (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form

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N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the

 X .

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prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be

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filed on or before the fifth calendar day following the prescribed due date; and

| (c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Quach Van Duc	(00-84)	613 822 486
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  X .  No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  X .  No      .

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 25, 2009 and on March 19, 2009, Ensign Services, Inc. (the “Company”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Tin Nghia Petrol Joint Stock Company (“Timex Petrol”), and the shareholders of Timex Petrol. Effective upon the closing of the Share Exchange Agreement, Timex Petrol became a subsidiary of the Company. The acquisition of Timex Petrol is treated as a reverse acquisition, and the business of Timex Petrol became the business of the Company. At the time of the reverse acquisition, Ensign was not engaged in any active business. Timex Petrol is a joint stock Vietnamese company organized on January 28, 1999. Timex Petrol supplies petrol, lubricants, LPG gas, and fuel. The Company’s results of operations for the year ended September 30, 2009 will reflect the results of operations of Timex Petrol. Based upon preliminary financial statements the registrant will show revenues of $76,108,261 compared to $58,398 for the corresponding period in 2008 and net income of $1,533,864 compared to ($10,000) for the corresponding period in 2008.

ENSIGN SERVICES, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2009

By: /s/ Quach Van Duc

Name: Quach Van Duc

Title: President & Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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